September 16, 2005

VIA EDGAR AND FEDERAL EXPRESS
Celeste M. Murphy, Special Counsel
Office of Mergers and Acquisitions
United States Securities & Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Tipperary Corporation
  Schedule 14A—File No. 001-07796 filed August 12, 2005
  Schedule 13E-3/A—File No. 005-12904 filed August 16, 2005

Dear Ms. Murphy:

        This letter is being provided on behalf of Tipperary Corporation (the "Company") in connection with the above-referenced filings. We have been authorized by the Company to provide the responses below to the Staff's comment letter of September 7, 2005. The comments of the Staff are italicized; the responses are in regular print.

Schedule 13E-3
General

        1.     We note, from your notice of special meeting, that an admission ticket, which is required for entry into the special meeting, will be attached to the proxy cards. If shareholders plan to attend the special meeting, they must keep the admission ticket and bring it to the special meeting. Please tell us if this admission ticket requirement is consistent with Texas law.

        The company believes that use of an admission ticket is consistent with Texas law and will proceed with use of admission tickets.

        2.     Assuming that the admission ticket requirement is consistent with Texas Law, please consider making the statement that a security holder must retain the ticket for admission to the special meeting, in prominent type on the proxy card itself. We believe this is an important consideration for shareholders, as they may change a proxy vote by voting at the meeting, despite the proxy submission.

        Comment complied with; language stating that the admission ticket must be presented for admission will be included in the proxy card.

Summary Term Sheet, page 1

        3.     Please revise the summary term sheet to include a summary of each filing person's fairness determination and also revise the summary term sheet and question and answer section to eliminate any repetition.

        Comment complied with. Please see the summary term sheet and the question and answer section on pages 4 and 12.

Fairness of the Merger: Recommendation of the Special Committee, page 21

        4.     Item 1014(a) of Regulation M-A requires a filing person on the Schedule 13E-3 to state a belief as to the fairness of the proposed transaction to "unaffiliated security holders." Your disclosure throughout your document states that the special committee, the board and SIH determined that the reverse stock split was fair to the "minority shareholders," which is a different concept. Please revise throughout the disclosure materials to provide the finding as to non-affiliates as a distinct group, as required by Item 1014(a).

        Comment complied with. References to minority shareholders have been changed throughout the proxy statement to "unaffiliated security holders" except in the Houlihan Lokey fairness opinion attached as an exhibit, and the language that directly quotes such fairness opinion. Houlihan Lokey has confirmed to the Company that neither its analysis nor the terms of its fairness opinion would change had it addressed "unaffiliated security holders" rather than "minority shareholders", and that representation has also been set forth in "Special Factors—Role of Financial Advisor to the Special Committee and Fairness Opinions" on page 31.

        5.     Please state whether or not the transaction is structured so that approval of at least a majority of unaffiliated security holders is required. See Item 1014(c) of Regulation M-A. We note your statement, on page 10, that in order for the merger to be approved, holders of at least two-thirds of the outstanding shares of the Tipperary common stock must vote for the merger, but this is a different concept than that articulated by the Rule.

        The disclosure has been revised to state that approval of the transaction by at least a majority of unaffiliated security holders is not required. Please see "The Special Meeting—Required Vote" on page 62.

        6.     Each filing person should discuss in reasonable detail the material factors upon which the belief of fairness of the Rule 13-c-3 transaction as to the unaffiliated security holders is based and, to the extent practicable, the weight assigned to each factor. The discussion must include an analysis of the extent, if any, to which the filing person's beliefs are based on the factors described in Instruction 2 of Item 1014 of Regulation M-A, and paragraphs (c), (d) and (e) of this section and Item 1015 of Regulation M-A. To the extent any of the factors listed there were not considered in the context of this transaction, the explanation of why may be important for a shareholder seeking to understand the board's analysis of this transaction. We note that it appears that neither filing person considered net book value, going concern value, or liquidation value. Please expand to address these factors as to each filing person and the requisite fairness determination.

        Comment complied with. Please see the following new and/or revised sections:

        "Special Factors—Fairness of the Merger; Recommendations of the Special Committee and the Board of Directors," "Special Factors—Reasons for the Special Committee's Recommendation; Factors Considered," "Special Factors—Reasons for the Board of Director's Recommendation; Factors Considered," and "Special Factors—Role of the Financial Advisor to the Special Committee and Fairness Opinions".

        7.     It appears that only the company and SIH have provided fairness determinations. Please revise your disclosure to provide the fairness determination of each filing person.

        The disclosure has been revised to provide the fairness determination of each filing person. Please see "Special Factors—Position of Santos Limited, SIH and Merger Sub as to the Fairness of the Merger" on page 40.

Role of Financial Advisor to the Special Committee and Fairness Opinion, page 25

        8.     Clarify whether the fairness finding of Houlihan Lokey addressed the fairness of the price to unaffiliated security holders. If not, explain here or where appropriate in the disclosure document, how the board analyzed the fairness finding of Houlihan Lokey, addressed to minority shareholders generally, to arrive at finding of fairness as to the unaffiliated security holders.

        Please see the response to comment 4 above.

        9.     Clarify whether the fairness finding of Houlihan Lokey addressed the fairness of the entirety of the Rule 13e-3 going private transaction to unaffiliated security holders. If not, explain here or where appropriate in the disclosure document, how the board analyzed the fairness finding of Houlihan Lokey, limited solely, from a financial point of view, to the cash consideration payable in the contemplated merger, to arrive at a finding of fairness as to the unaffiliated security holders as a distinct and separate group. As SIH also considered Houlihan Lokey's fairness opinion in making SIH's determination that the Rule 13e-3 going private transaction is fair to minority shareholders, please revise the "position of SIH as to the merger" section on page 33 to include the same information as to how SIH analyzed the fairness finding of Houlihan Lokey with its limitations.

        Comment complied with. Please see the following new and/or revised sections:

        "Special Factors—Fairness of the Merger; Recommendations of the Special Committee and the Board of Directors," "Special Factors—Reasons for the Special Committee's Recommendation; Factors Considered," "Special Factors—Reasons for the Board of Director's Recommendation; Factors Considered," and "Special Factors—Role of the Financial Advisor to the Special Committee and Fairness Opinions".

        SIH, however, did not consider Houlihan Lokey's fairness opinion in making its determination that the transaction is fair to unaffiliated security holders, but rather, did note the fact that Houlihan Lokey had given such a fairness opinion.

        10.   We note the disclaimer that "Houlihan Lokey's Opinions address solely the fairness from a financial point of view, of the cash consideration payable in the contemplated merger and under the prior offers by SIH and Company A to the minority shareholders and do not address any other terms or agreements related to the merger." Please identify the entirety of the other terms or agreements related to the merger that the opinions of Houlihan Lokey do not address. We note that Houlihan Lokey disclaims responsibility to opine as to the "overall fairness of the merger."

        Comment complied with. Please see revisions to "Special Factors—Role of the Financial Advisor to the Special Committee and Fairness Opinions" on page 30.

        11.   The fifth bullet point on page 27 refers to "projections prepared by…management with respect to Tipperary and TOGA" and used in Houlihan Lokey's analysis. These and all other projections and financial forecasts provided to the fairness advisor should be disclosed in the offer materials.

        Comment complied with. Please see revisions to "Special Factors—Role of the Financial Advisor to the Special Committee and Fairness Opinions, Management Projections" on page 37.

Recommendation of the Merger by the Tipperary Board of Directors, page 32

        12.   Please state the reason for undertaking the transaction at this time. See Item 1013(c) of Regulation M-A. We note the recent consummation of the interest purchase and merger agreements.

        Comment complied with. Please see "Special Factors—Reasons for the Board of Director's Recommendation; Factors Considered" on page 27.

Financing for the Merger, page 43

        13.   State the total amount of funds to be used in the transaction. Please see Item 1007 of Regulation M-A.

        The total amount of funds to be used in the transaction has been disclosed on page 50.

Effects of the Merger, page 43

        14.   The disclosure required by Items 7, 8 and 9 must be included in the front of the disclosure document. Please see Rule 13e-3(e)(1)(ii). Please move this section accordingly. In addition, revise this disclosure to address the effects of the transaction from the standpoint of the company, its affiliates, and unaffiliated security holders. Please see Item 1013 and Instruction 2 to Item 1013 of Regulation M-A.

        Comment complied with. "Special Factors—Effects of the Merger" has been moved to the front of the "Special Factors" section and has been revised as requested.

Selected Consolidated Financial Data, page 60

        15.   Please revise your disclosure to identify the financial statements incorporated by reference by page, paragraph, caption or otherwise. Please see Item 1010(a) of Regulation M-A and Instruction 3 to Item 13 of Schedule 13E-3.

        The disclosure has been revised to identify the financial statements incorporated by reference. Please see "Selected Consolidated Financial Data" on page 65.

        16.   We note that you have incorporated by reference the Company's annual report on Form 10-K for the year ended December 31, 2004 and Form 10-Q for the period ended March 31, 2005. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13 and Q&A 7 in Section IH of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001) (for guidance on a nearly identical instruction in the context of a tender offer). It does not appear that income per common share and net income per common share, as required by Item 1010(c)(2) and (3) of Regulation M-A, respectively, are included. Please revise to include the complete summary financial statements, as required by Item 1010(c) of Regulation M-A in the Schedule 14A filed in connection with this going private transaction.

        The disclosure has been revised to include the complete summary financial statements. See page 65.

Where you Can Obtain Additional Information, page 71

        17.   Please change the SEC address to 100 F Street, N.E., Washington, D.C. 20549

        Comment complied with. See page 77 of the proxy statement.

        18.   Schedule 13E-3 does not expressly permit "forward" incorporation by reference to documents filed after the date of the information statement. To the extent you seek to incorporate by reference such future filings, you must amend the Schedule 13E-3 to specifically incorporate each. Please revise the disclosure to the contrary in this section.

        The disclosure has been revised to exclude "forward" incorporation by reference.

Proxy Card

        19.   Tell us what "other transactions," the third subparagraph within the first item of your proxy, would be contemplated by approving and adopting the merger agreement and the merger. Your proxy card should identify clearly the matters intended to be acted upon. Please see Rule 14a-4 of the Proxy Rules.

        The proxy card has been revised to eliminate a reference to "other transactions."

Closing Comment

        In connection with the response to our comments, please provide, in writing, a statement from each filing person acknowledging that:

  •
  That filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  that filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We have attached the following documents in response to this comment:

  Exhibit A—Statement of Filing Person (Tipperary)
  Exhibit B—Statement of Filing Person (Santos Limited)
  Exhibit C—Statement of Filing Person (Santos International Holdings Pty Ltd)
  Exhibit D—Statement of Filing Person (Santos Acquisition Co.)

JONES & KELLER, PC
Very truly yours,
/s/ BRAD H. HAMILTON Brad H. Hamilton

EXHIBIT A

STATEMENT OF FILING PERSON

In connection with

PRELIM 14A/DEF 14A Proxy Statement

And

Schedule 13E-3

Of

Tipperary Corporation (Tipperary)

In relation to the

Amended and Restated Agreement and Plan of Merger dated as of July 4, 2005 by and among

Tipperary, Santos International Holdings Pty Ltd., a company incorporated in the Australian Capital Territory, and Santos Acquisition Co., a Texas corporation

        The undersigned Filing Person hereby acknowledges and attests as follows:

  The undersigned has reviewed the Proxy Statement and Schedule 13E-3 as of this date. After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Proxy Statement and Schedule 13E-3 is true, complete and correct.

  The undersigned understands that SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing.

  The undersigned understands that it may not assert comments as a defense in any proceeding initiated by the SEC or any persons under U.S. securities law.

TIPPERARY CORPORATION
/s/ DAVID L. BRADSHAW
Name:	David L. Bradshaw
Title:	President and Chief Executive Officer

Date: September 16, 2005

EXHIBIT B

STATEMENT OF FILING PERSON

In connection with

PRELIM 14A/DEF 14A Proxy Statement

And

Schedule 13E-3

Of

Tipperary Corporation (Tipperary)

In relation to the

Amended and Restated Agreement and Plan of Merger dated as of July 4, 2005 by and among

Tipperary, Santos International Holdings Pty Ltd., a company incorporated in the Australian Capital Territory, and Santos Acquisition Co., a Texas corporation

        The undersigned Filing Person hereby acknowledges and attests as follows:

  The undersigned has reviewed the Proxy Statement and Schedule 13E-3 as of this date. After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Proxy Statement and Schedule 13E-3 is true, complete and correct.

  The undersigned understands that SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing.

  The undersigned understands that it may not assert comments as a defense in any proceeding initiated by the SEC or any persons under U.S. securities law.

SANTOS LIMITED
/s/ ANDREW WINTER
Name:	Andrew Winter
Title:	Group Executive—Corporate Development

Date: September 16, 2005

EXHIBIT C

STATEMENT OF FILING PERSON

In connection with

PRELIM 14A/DEF 14A Proxy Statement

And

Schedule 13E-3

Of

Tipperary Corporation (Tipperary)

In relation to the

Amended and Restated Agreement and Plan of Merger dated as of July 4, 2005 by and among

Tipperary, Santos International Holdings Pty Ltd., a company incorporated in the Australian Capital Territory, and Santos Acquisition Co., a Texas corporation

        The undersigned Filing Person hereby acknowledges and attests as follows:

  The undersigned has reviewed the Proxy Statement and Schedule 13E-3 as of this date. After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Proxy Statement and Schedule 13E-3 is true, complete and correct.

  The undersigned understands that SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing.

  The undersigned understands that it may not assert comments as a defense in any proceeding initiated by the SEC or any persons under U.S. securities law.

SANTOS INTERNATIONAL HOLDINGS PTY LTD
/s/ ANDREW WINTER
Name:	Andrew Winter
Title:	Group Executive—Corporate Development

Date: September 16, 2005

EXHIBIT D

STATEMENT OF FILING PERSON

In connection with

PRELIM 14A/DEF 14A Proxy Statement

And

Schedule 13E-3

Of

Tipperary Corporation (Tipperary)

In relation to the

Amended and Restated Agreement and Plan of Merger dated as of July 4, 2005 by and among

Tipperary, Santos International Holdings Pty Ltd., a company incorporated in the Australian Capital Territory, and Santos Acquisition Co., a Texas corporation

        The undersigned Filing Person hereby acknowledges and attests as follows:

  The undersigned has reviewed the Proxy Statement and Schedule 13E-3 as of this date. After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Proxy Statement and Schedule 13E-3 is true, complete and correct.

  The undersigned understands that SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing.

  The undersigned understands that it may not assert comments as a defense in any proceeding initiated by the SEC or any persons under U.S. securities law.

SANTOS ACQUISITION CO.
/s/ LOUISE GLENN
Name:	Louise Glenn
Title:	Corporate Secretary

        Date: September 16, 2005